Exhibit 99.1

Shopify Announces Director Resignation

Ottawa, Canada – November 18, 2016 - Shopify Inc. (NYSE:SHOP)(TSX:SHOP) (“Shopify”) today announced that Trevor Oelschig has resigned from its board of directors, effective today.

“I joined Shopify’s board of directors in 2010, leading its first round of financing when it was a small, private company, and I’m privileged to have been a part of its growth and evolution into the leading commerce company it is today,” said Trevor Oelschig.
“On behalf of our management team and board of directors, I want to thank Trevor for his dedication and contributions to Shopify over the last six years,” said Tobi Lütke, founder and CEO of Shopify. “Trevor played a key role in taking Shopify from a little Canadian lifestyle business to being an industry leader and publicly traded company. We wish him continued success in his future endeavors.”
About Shopify

Shopify is the leading cloud-based, multi-channel commerce platform designed for small and medium-sized businesses. Merchants use the software to design, set up and manage their stores across multiple sales channels, including web, mobile, social media, marketplaces, brick and mortar locations and pop-up shops. The platform also provides a merchant with a powerful back-office and a single view of their business. The Shopify platform was engineered for reliability and scale, making enterprise-level technology available to businesses of all sizes. Shopify currently powers over 325,000 businesses in approximately 150 countries and is trusted by big brands including Tesla, Red Bull, Nestle, GE, Kylie Cosmetics, and many more.

CONTACT:

INVESTORS:
Katie Keita
Director, Investor Relations
613-241-2828
IR@shopify.com

MEDIA:
Sheryl So
Public Relations Manager

416-238-6705 x 302
press@shopify.com

SOURCE: Shopify